Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ANNA TOMCZYK anna.tomcyzk@dechert.com +1 202 641 5626 Direct +1 646 705 4971 Mobile

August 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Femasys Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Femasys Inc., a Delaware corporation, (the “Company”) we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential non-public review pursuant to the Jumpstart our Business Startups Act of 2012.

The Company undertakes to publicly file the Registration Statement and non-public draft submission at least two business days prior to any requested effective date and time.

If you have any questions, please feel free to contact the undersigned by telephone at 212-641-5626 (or by email at anna.tomczyk@dechert.com).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Anna Tomczyk

Anna Tomczyk